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Regulatory Announcement

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RECEIVED

2007 APR 12 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Annual Report and Accounts
Released	16:37 28-Mar-07
Number	PRNUK-2803

SUPPL

GKN plc

2006 ANNUAL REPORT & 2007 ANNUAL GENERAL MEETING

GKN plc announces the publication today of the following documents:

(a) 2006 Annual Report and Financial Statements;

(b) Circular to shareholders incorporating the Notice of the 2007 AGM (which will be held at 11.00 am on Thursday 3 May 2007 at the Institution of Engineering and Technology, Savoy Place, London WC2R 0BL). The Notice contains the full text of proposed amendments to the Company's constitution;

(c) Proxy form for the 2007 AGM; and

(d) Letter to shareholders concerning communications.

Copies of the documents have been filed with the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

07022581

The documents are being despatched to shareholders from today. The 2006 Annual Report, 2007 AGM Circular and shareholder communications letter are also available on GKN's website at www.gkn.com.

G Denham

PROCESSED

Company Secretary

28 March 2007

APR 17 2007

THOMSON FINANCIAL

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